Gelteq Limited
Level 4

100 Albert Road

South Melbourne VIC, 3025

Australia

VIA EDGAR

September 24, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:	Eric Atallah
Kevins Vaughn
Tamika Sheppard
Laura Crotty

Re:	Gelteq Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed September 12, 2024
File No. 333-280804

Dear Mr. Atallah:

Gelteq Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 20, 2024, regarding the Amendment No. 1 to Registration Statement on Form F-1 filed with the Commission on September 12, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form F-1 filed September 12, 2024

General

1.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: We respectfully advise the Staff that as of the date of this letter, neither the Company nor any of its authorized representatives has presented or expects to present potential investors in reliance on Section 5(d) of the Securities Act. However, in the event the Company does so, we will provide all such written communication to the Staff under separate cover.

* * * *

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nathan Givoni
Nathan Givoni, Chief Executive Officer
Gelteq Limited

cc:	Richard I Anslow, Esq.
Ellenoff Grossman & Schole LLP